UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Notice of Failure to Satisfy a Continued Listing Rule

On May 25, 2023, Altamira Therapeutics Ltd. (“Altamira” or the “Company”) received written notification from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that based on the Company’s stockholders’ equity of $(9.0) million for the period ended December 31, 2022, the Company is no longer in compliance with the minimum stockholders’ equity requirement of $2.5 million as set forth in Nasdaq Listing Rule 5550(b)(1) for continued listing on the Nasdaq Capital Market. This Nasdaq notification does not result in the immediate delisting of the Company’s common shares, and the shares will continue to trade uninterrupted under the symbol “CYTO”.

The Company has until July 10, 2023 to submit a plan to regain compliance with the minimum stockholders’ equity requirement, and if the Company’s plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the written notification, i.e. up to November 25, 2023, to evidence compliance. In case the plan is not accepted by Nasdaq, the Company may appeal the decision to a Hearings Panel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: May 26, 2023	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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